

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

September 26, 2007

Mr. Douglas C. Lane
Chief Executive Officer
Genesis Bioventures, Inc.
10940 Wilshire Boulevard, Suite 600
Los Angeles, CA 90024

>   **Re: Genesis Bioventures, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed September 20, 2007**
>   **File No. 1-16291**

Dear Mr. Lane:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 Form 8-K

1.   Item 4.02(a)(1) requires the disclosure of the date on which you concluded that your financial statements could no longer be relied upon. Also, we note the disclosure included in the first paragraph of your filing indicates the Company filed an amended Form 10-QSB for the periods ending March 31, 2006, June 30, 2006 and September 30, 2006 on April 17, 2007. These filings were received by the EDGAR system on May 17, 2007. In addition, your amended 10-KSB for the fiscal year ended December 31, 2006 was filed May 18, 2007, not April 18, 2007, as indicated in your Form 8-K. Please amend your Form 8-K to indicate the date you concluded regarding the non-reliance and to reflect the appropriate dates your amended filings were received by EDGAR.

2.   Item 4.02(a)(3) requires disclosure indicating whether the audit committee, or the board of directors in the absence of the audit committee, or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing pursuant to Item 4.02(a). Please revise your Form 8-K to include such disclosure, or to indicate that no such consultation was initiated with your independent accountant.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Dave Walz at (202) 551-3358.

Sincerely,

Dave Walz
Staff Accountant